Filed by El Sitio, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: El Sitio, Inc.
                         Commission File No. 34-28367


THE FOLLOWING IS A PRESS RELEASE ISSUED BY EL SITIO, INC. ON JUNE 11, 2001.


                  IBERO AMERICAN MEDIA PARTNERS AND EL SITIO
                       REVISE TERMS OF MERGER AGREEMENT

        Amended transaction terms approved by IAMP and El Sitio Boards

               Merger expected to close in third quarter of 2001


New York, NY, Miami Beach, Florida, and Buenos Aires, Argentina - June 27, 2001 - El Sitio, Inc. (Nasdaq: LCTO) and Ibero American Media Partners II Ltd.
(IAMP) today announced that they have agreed upon amended terms for their previously announced merger agreement to create Claxson Interactive Group Inc. El Sitio is an Internet media company for Spanish and Portuguese speakers. IAMP is a joint venture between members of the Cisneros Group of Companies and affiliates of Hicks, Muse, Tate & Furst Incorporated (HMTF), and is the parent company of Cisneros Television Group.

The amended merger agreement revises the transaction terms originally agreed to by the parties in October 2000. Under the amended terms, each El Sitio common share will be exchanged for one new common share of Claxson. The combined company will have approximately 185.4 million common shares outstanding, of which approximately 45% will be held by members of the Cisneros Group of Companies, approximately 35% by HMTF, and approximately 20% by El Sitio shareholders (excluding IAMP). Prior terms called for El Sitio shareholders (excluding IAMP) to hold 34% of Claxson.

The amended transaction terms resulted from extensive discussions among the parties regarding whether the conditions precedent to the merger transaction were capable of being satisfied. El Sitio's Board of Directors concluded that the amended terms of the merger transaction are in the best interests of its shareholders. In reaching this conclusion, El Sitio's Board of Directors evaluated market conditions, trends affecting Internet companies, possible options to realize shareholder value, the effect of changes in El Sitio's business on the obligation of IAMP, members of the Cisneros Group of Companies and HMTF to go forward with the transaction, and other factors.

The amended transaction terms have been approved by the boards of directors of both IAMP and El Sitio (excluding, in the case of El Sitio, the two directors designated by IAMP, who recused themselves). Subject to completion of the registration process with the SEC, approval of El Sitio's shareholders and satisfaction of other closing conditions, the parties now expect the transaction to be completed in the third quarter of this year.

                                                    Continued..

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Under the amended transaction terms, Claxson will add two members to its Board of Directors, for a total of 12 directors. One additional director will be designated by each of HMTF and members of the Cisneros Group of Companies. In total, Claxson's Board of Directors will include four directors designated by members of the Cisneros Group of Companies, three designated by HMTF, one designated by El Sitio's founding shareholders, three independent directors, and Roberto Vivo as Chairman and CEO.

Claxson directors Eric C. (Rick) Neuman of HMTF and Carlos Bardasano of the Cisneros Group of Companies will serve as Vice Chairmen of the company.

Discontinuance of El Sitio's E-Commerce Operations El Sitio announced separately that it intends to discontinue the operations of DeCompras.com, its e-commerce business, during the third quarter of 2001. El Sitio plans to take this action in order to focus its financial and other resources on its core Internet media business.


This release is qualified in its entirety by reference to Amendment No. 1 to the Combination Agreement filed as an exhibit to El Sitio's report on Form 6-K, which will be filed on or about the date of this release.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: expected timing of closing of the transaction; and the timing and benefits of the transaction. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that El Sitio and the assets of IAMP and members of the Cisneros Group of Companies will not be integrated successfully; costs related to the transaction; inability to obtain, or meet closing conditions for the transaction, including governmental and third party approvals for the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with advertising, marketing, technology and content providers; and risks of new and changing regulations. For a detailed discussion of these and other cautionary statements, please refer to Claxson Interactive Group's registration statement on Form F-4 that has been filed with the U.S. Securities and Exchange Commission.

El Sitio, Inc. and Claxson Interactive Group Inc. intend to file with the Securities and Exchange Commission a definitive prospectus/proxy statement on Form F-4 at a date subsequent hereto. Investors and security holders are urged to read the Form F-4 and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission when they become available because they will contain important information. Investors and security holders will be able to obtain a free copy of such documents, when they become available, at the

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Commission's web site at www.sec.gov. Any such documents could also be obtained for free from El Sitio, Inc., Avenida Ingeniero Huergo 1167, C1107AOL Buenos Aires, Argentina.

Press contacts:

El Sitio, Inc.
Erich De la Fuente
54-11-4339-3700 ext. 3923
edelafuente@elsitioinc.net


Cisneros Group of Companies
Susan Ainsworth
212-355-0620
sna411@aol.com


Hicks, Muse, Tate & Furst
Mark Semer
Kekst and Company
212-521-4802
mark-semer@KEKST.COM


Cisneros Television Group
Alfredo Richard
305-815-6209
arichard@cisnerostv.com


About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country websites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.